                                     1997
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED JULY 31, 1997


                         COMMISSION FILE NUMBER 1-6101







                              PRETAX SAVINGS PLAN
                         FOR THE SALARIED EMPLOYEES OF
                                  ROHR, INC.

                     ------------------------------------
                           (FULL TITLE OF THE PLAN)




                                  ROHR, INC.
         (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)
             850 LAGOON DRIVE, CHULA VISTA, CALIFORNIA 91910-2098
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                                (619) 691-4111
                                (TELEPHONE NO.)


================================================================================

                                   Signature



      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                               PRETAX SAVINGS PLAN FOR THE
                                               SALARIED EMPLOYEES OF ROHR, INC.
                                               (Amended and Restated 1994)




                                               By: /s/ A.L. Majors
                                                   -----------------------------
                                                    A.L. Majors, Chairman
                                                    Administrative Committee for
                                                    the Pretax Savings Plan for
                                                    the Salaried Employees of
                                                    Rohr, Inc.
                                                    (Amended and Restated 1994)




Date:  December 11, 1997

                  THE PRETAX SAVINGS PLAN FOR THE
                  SALARIED EMPLOYEES OF ROHR, INC.

                  FINANCIAL STATEMENTS FOR THE YEARS ENDED
                  JULY 31, 1997 AND 1996 AND SUPPLEMENTAL
                  SCHEDULES FOR THE YEAR ENDED JULY 31, 1997,
                  AND INDEPENDENT AUDITORS' REPORT

THE PRETAX SAVINGS PLAN FOR THE
SALARIED EMPLOYEES OF ROHR, INC.

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                          PAGE
INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF JULY 31, 1997 AND 1996
 AND FOR THE YEARS THEN ENDED:

 Statements of Assets Available for Benefits                                2

 Statements of Changes in Assets Available for Benefits                     3

 Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULES:

 Assets Held for Investment Purposes as of July 31, 1997 - Item 27a         9

 Series of Reportable Transactions for the Year Ended
    July 31, 1997 - Item 27d                                               10

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Committee for the Administration of the Rohr, Inc. Savings Plans:

We have audited the accompanying statements of assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") as of July 31, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. as of July 31, 1997 and 1996, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of series of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.


/s/ Deloitte & Touche LLP

November 7, 1997

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF JULY 31, 1997 AND 1996

-------------------------------------------------------------------------------

                                                                                 1997                  1996
INVESTMENTS:
At fair value:
Shares of registered investment companies:
      Fidelity Growth and Income Portfolio                                   $ 80,762,170         $ 53,094,877
      Fidelity Magellan Fund                                                   37,922,665           30,756,274
      Fidelity Asset Manager Fund                                              24,533,648           21,160,941
      Fidelity Short-Term Bond Portfolio                                       18,203,212           18,234,543
      Fidelity Disciplined Equity Fund                                         19,730,345           16,158,262
      Fidelity Asset Manager Growth Fund                                       17,177,277           13,313,551
      Fidelity Retirement Money Market Portfolio                               16,172,538           11,991,894
      Fidelity Overseas Fund                                                    7,498,194            7,783,809
      Fidelity Asset Manager Income Fund                                        5,930,909            6,426,732
      Fidelity Puritan Fund                                                       764,271
      Fidelity Contrafund                                                       1,435,881
      Fidelity Retirement Growth Fund                                             179,964
      Fidelity Blue Chip Fund                                                     883,005
      Fidelity Equity Income II Fund                                              960,137
      Fidelity Spartan U.S. Equity Index                                        1,584,833
      Janus Overseas Fund                                                       2,927,451
      Janus Worldwide Fund                                                      3,508,744
      N & B Guardian Trust                                                        391,422
      Founders Growth Fund                                                        751,093
   Rohr Stock Fund                                                             14,875,454           16,529,491
   Participant loans receivable                                                 9,886,760            9,530,795
                                                                             ------------         ------------
ASSETS AVAILABLE FOR BENEFITS                                                $266,079,973         $204,981,169
                                                                             ============         ============

See notes to financial statements.

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 1997 AND 1996
--------------------------------------------------------------------------------------------------

                                                                     1997                1996
ADDITIONS:
  Contributions:
    Employees                                                  $ 10,950,647       $ 10,210,866
    Employer                                                      3,514,071          3,364,938
                                                               ------------       ------------
                                                                 14,464,718         13,575,804
  Investment income:
    Net realized and unrealized appreciation
      in fair value of investments                               49,667,143          4,655,714
    Dividends and interest                                       11,497,998         14,191,897
    Interest payments on loans                                      553,474            511,345
                                                               ------------       ------------
                                                                 61,718,615         19,358,956
                                                               ------------       ------------
                                                                 76,183,333         32,934,760
                                                               ------------       ------------
DEDUCTIONS:
  Withdrawals and benefit payments                               14,972,490         13,305,223
  Administrative expenses                                           112,039            112,893
                                                               ------------       ------------
                                                                 15,084,529         13,418,116

NET INCREASE                                                     61,098,804         19,516,644

ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                                   204,981,169        185,464,525
                                                               ------------       ------------
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                     $266,079,973       $204,981,169
                                                               ============       ============

See notes to financial statements.

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1997 AND 1996
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.


   GENERAL - The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


   Effective August 1, 1983, the Plan was amended and restated to incorporate the requirements for a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and redesignated as The Pretax Savings Plan for the Salaried Employees of Rohr, Inc.


   Effective December 1, 1994, all Rohr, Inc. Salaried Employee Stock Ownership
   (ESOP) investment balances were merged into the Plan.


   Effective January 19, 1995, all HTA Savings Plan investment balances were merged into the Plan.


   PURPOSE OF THE PLAN - The purposes of the Plan are to provide eligible employees with the opportunity to accumulate personal savings on a pretax and post tax basis with the assistance of Rohr, Inc. (the "Company") and to permit participants to direct investment of their savings among a broad spectrum of investment funds, including a Rohr, Inc. stock fund, which shall be held for their benefit in the Plan.


   PARTICIPATION IN THE PLAN - Employees of the Company are eligible to participate in the Plan upon hire and part-time or temporary employees may participate if they work more than 1,000 hours per year. Employees need not be represented by a labor organization to be eligible.


   CONTRIBUTIONS UNDER THE PLAN - Participants may make pretax or post tax contributions up to 17% of their qualified gross pay, as defined by Plan provisions. Contributions by highly-compensated employees are limited to 11% of their qualified gross pay, as defined by Plan provisions. The Company contributes to each participating employee's account an amount equal to 75% of the first 4% of pretax savings. Maximum employee contributions (which are limited by Internal Revenue Service regulations) were $9,500 for both calendar years 1997 and 1996.

   VESTING PROVISIONS OF THE PLAN - Employees who became participants after January 1, 1995 cumulatively vest 20% in the Company's contributions for each year in which they work 1,000 hours. Participants who were active on January 1, 1995 are 100% vested.


   WITHDRAWALS UNDER THE PLAN - Under the Plan, a participating employee or his legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoffs or termination for other reasons. Participants separating from service have the option of deferring distribution of savings until age 70-1/2. Participants may elect to have Rohr Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.


   A participant may withdraw, not more than once each Plan year, an amount equal to all or a portion of the value of the investments held in the participant's account attributable to the participant's post tax and rollover contributions, and the value of the investments attributable to that portion of the Company's contributions that has become vested.


   Withdrawals by participants must be made of all withdrawal amounts in each available category below (listed in descending order) before amounts in the next following category may be withdrawn:

   1. Participant Post Tax Contributions Account

   2. Rollover Account; and

   3. Company Matching Account

   Prior to age 59-1/2 participants are allowed to make withdrawals from their pretax contributions made after July 31, 1983 on a hardship basis only, subject to certain conditions as set forth in the Plan.

   FORFEITURE OF INTEREST UNDER THE PLAN - Upon a participant's separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation from service or cash-out. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant's account.


   All amounts forfeited under the Plan will remain in the Plan and will be applied against future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.


   TERMINATION OF THE PLAN - The Company expects the Plan to be permanent and to continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, Rohr, Inc. must necessarily and does hereby reserve the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2. SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting.


   INVESTMENT VALUATION - Plan investments, except for participant loans, are stated at fair value, as determined by quoted market prices. Participant loans are carried at cost which approximates fair value.


   PAYMENT OF BENEFITS - Benefits are recorded when paid.

3. INVESTMENT OPTIONS

   Under provisions of the Plan, participants may invest their savings in any combination of the following funds:

      THE FIDELITY RETIREMENT MONEY MARKET PORTFOLIO - A portfolio invested in short-term money market securities with maturities less than 90 days.

      THE FIDELITY SHORT-TERM BOND PORTFOLIO - A portfolio invested primarily in investment grade debt securities.

      THE FIDELITY GROWTH AND INCOME PORTFOLIO - A portfolio invested in a combination of U.S. and foreign stocks and debt securities.

      THE FIDELITY MAGELLAN FUND - A fund invested in the stocks of both well-known and lesser-known companies.

      THE FIDELITY DISCIPLINED EQUITY FUND - A fund invested in a broad array of stocks.

      THE FIDELITY OVERSEAS FUND - A fund investing primarily in the stocks of foreign companies.

      THE FIDELITY ASSET MANAGER FUNDS - These three funds invest in a combination of foreign and domestic stocks, bonds and short-term securities.

      THE FIDELITY PURITAN FUND - A fund invested in high-yielding domestic and foreign securities, including common and preferred stocks and bonds of any quality and maturity.

      THE FIDELITY CONTRAFUND - A fund invested in the stocks of companies undergoing change (i.e., restructuring).

      THE FIDELITY RETIREMENT GROWTH FUND - A fund invested in a broad array of stocks with a focus on earnings.

      THE FIDELITY BLUE CHIP FUND - A fund invested in common stocks of well-established companies.

      THE FIDELITY EQUITY INCOME II - A fund invested in common stocks of well-established companies.

      THE FIDELITY SPARTAN U.S. EQUITY INDEX - A fund invested in S&P 500 stocks.

      THE FOUNDERS GROWTH FUND - A fund invested in domestic and foreign well-established growth companies.

      THE JANUS OVERSEAS FUND - A fund invested primarily in common stocks of foreign issuers.

      THE JANUS WORLDWIDE FUND - A fund invested primarily in common stocks of foreign and domestic issuers.

      THE N&B GUARDIAN TRUST - A fund invested primarily in common stocks of well-established companies.

      THE ROHR STOCK FUND - A fund invested in the common stock of the Company.

4. PARTICIPANT LOANS RECEIVABLE

   Participant loans receivable consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 4-1/2 years and provide fixed interest rates based upon federal short-term rates (5.91% and 5.88% at July 31, 1997 and 1996, respectively). Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon federal long-term rates (6.77% and 6.90% at July 31, 1997 and 1996, respectively). Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal weekly or bi-weekly installments through payroll deductions and are secured by the participant's interest in the Plan.

5. TAX STATUS

   The Company obtained a determination letter dated August 8, 1996 from the Internal Revenue Service indicating that the Plan meets the requirements of
   Section 401(a) and 401(k) of the Internal Revenue Code (the "Code") and is exempt from Federal income tax under Section 501(a) of the Code. Management believes the Plan is currently designed and being operated in compliance with applicable requirements of the Code and that the Plan is qualified and the related trust is tax-exempt.

6. INVESTMENT INFORMATION

   Information regarding significant additions to and deductions from assets available for benefits by fund option for the years ended July 31, 1997 and 1996 is as follows:



                                                                            INVESTMENT         DISTRIBUTIONS
                                                       PARTICIPATING       INCOME NET OF      TO PARTICIPANTS
          YEAR ENDED                 EMPLOYER            EMPLOYEE         ADMINISTRATIVE         OR THEIR
        JULY 31, 1997              CONTRIBUTIONS       CONTRIBUTIONS         EXPENSES          BENEFICIARIES
Rohr Stock Fund                         $   63,280         $   191,170         $   958,418         $ 1,283,247
Fidelity Growth and
  Income Portfolio                         978,420           3,127,796          24,184,991           4,407,552
Fidelity Magellan Fund                     738,641           2,252,904          12,196,800           1,883,187
Fidelity Asset Manager Fund                327,418             948,302           5,907,171           1,443,025
Fidelity Disciplined Equity
  Fund                                     319,911           1,062,325           6,697,554           1,052,124
Fidelity Asset Manager
  Growth Fund                              296,002             915,186           4,872,735             744,230
Fidelity Short-Term Bond
  Portfolio                                286,447             782,517           1,293,867           1,070,878
Fidelity Retirement Money
  Market Portfolio                         194,382             638,286             784,875           1,075,418
Other                                      309,570           1,032,161           4,710,165           2,012,829
                                        ----------         -----------         -----------         -----------
                                        $3,514,071         $10,950,647         $61,606,576         $14,972,490
                                        ==========         ===========         ===========         ===========

                                                                                   Investment Income           Distributions
                                                             Participating           (Loss) Net of            to Participants
       Year Ended                         Employer              Employee             Administrative              or their
       31-Jul-96                        Contributions        Contributions              Expenses               Beneficiaries
Rohr Stock Fund                          $      47,031         $   144,216            $    5,549,804           $   1,097,949
Fidelity Growth and
  Income Portfolio                             789,476           2,438,906                  7,771,080              3,648,830
Fidelity Magellan Fund                         824,883           2,537,221                   (121,637)             1,425,691
Fidelity Asset Manager Fund                    371,572           1,089,838                  1,832,814              1,703,243
Fidelity Disciplined Equity
  Fund                                         315,110           1,041,795                    594,101                428,344
Fidelity Asset Manager
  Growth Fund                                  197,421           1,086,486                  1,316,374                549,469
Fidelity Short-Term Bond
  Portfolio                                    331,550             871,710                  1,017,967              1,765,244
Fidelity Retirement Money
  Market Portfolio                             142,278             416,838                    494,044              1,163,214
Other                                          345,617             583,856                    791,516              1,523,239
                                         -------------         -----------            ---------------          -------------
                                         $   3,364,938         $10,210,866            $    19,246,063          $  13,305,223
                                         =============         ===========            ===============          =============

   The net appreciation (depreciation) in the fair value of investments is summarized as follows for the years ended July 31, 1997 and 1996:

                                                                              1997                 1996
Rohr Stock Fund                                                            $   951,639          $5,553,843
Mutual Funds                                                                48,715,504            (898,129)
                                                                           -----------          ----------
Net appreciation                                                           $49,667,143          $4,655,714
                                                                           ===========          ==========

                                  * * * * * *

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(ITEM 27a OF FORM 5500)
JULY 31, 1997

-------------------------------------------------------------------------------

IDENTITY OF ISSUE                                      DESCRIPTION              COST              FAIR VALUE

Fidelity Growth and Income Portfolio                   Mutual Fund             $ 52,812,351         $ 80,762,170
Fidelity Magellan Fund                                 Mutual Fund               29,363,548           37,922,665
Fidelity Asset Manager Fund                            Mutual Fund               18,833,192           24,533,648
Fidelity Short-Term Bond Portfolio                     Mutual Fund               18,342,373           18,203,212
Fidelity Disciplined Equity Fund                       Mutual Fund               14,394,871           19,730,345
Fidelity Asset Manager Growth Fund                     Mutual Fund               12,148,394           17,177,277
Fidelity Retirement Money Market Portfolio             Mutual Fund               16,172,537           16,172,538
Fidelity Overseas Fund                                 Mutual Fund                5,801,138            7,498,194
Fidelity Asset Manager Income Fund                     Mutual Fund                5,191,402            5,930,909
Fidelity Puritan Fund                                  Mutual Fund                  683,605              764,271
Fidelity Contrafund                                    Mutual Fund                1,221,720            1,435,881
Fidelity Retirement Growth Fund                        Mutual Fund                  159,208              179,964
Fidelity Blue Chip Fund                                Mutual Fund                  772,578              883,005
Fidelity Equity Income II Fund                         Mutual Fund                  842,628              960,137
Fidelity Spartan U.S. Equity Index                     Mutual Fund                1,387,112            1,584,833
Janus Overseas Fund                                    Mutual Fund                2,619,694            2,927,451
Janus Worldwide Fund                                   Mutual Fund                3,110,816            3,508,744
N&B Guardian Trust                                     Mutual Fund                  340,613              391,422
Founders Growth Fund                                   Mutual Fund                  693,058              751,093
Rohr Stock Fund                                     Sponsor's Stock               9,908,348           14,875,454
                                                           Fund
Loans to participants                                                             9,886,760            9,886,760
                                                                               ------------         ------------
Total assets held for investment                                               $204,685,946         $266,079,973
                                                                               ============         ============

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

SUPPLEMENTAL SCHEDULE OF SERIES OF REPORTABLE TRANSACTIONS
(ITEM 27d OF FORM 5500)
YEAR ENDED JULY 31, 1997


-------------------------------------------------------------------------------

                                           PURCHASES                                  SALES
                                     -----------------------------------------------------------------------------
                                                 PURCHASE                   SELLING        COST OF       NET GAIN
DESCRIPTION                          NUMBER        PRICE         NUMBER      PRICE          ASSET         (LOSS)

Fidelity Magellan Fund                    249   $ 7,963,478         238    $11,772,046    $11,118,804   $  653,242

Fidelity Growth and Income
  Portfolio                               253    24,569,681         235     17,854,385     15,338,781    2,515,604

Fidelity Overseas Fund                    238    14,241,677         213     16,030,672     15,572,189      458,483

Fidelity Disciplined Equity
  Fund                                    229     7,156,104         198      8,979,537      8,149,032      830,505

Fidelity Retirement Money
  Market Portfolio                        243    35,910,172         226     31,725,375     31,725,375            0

NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of series of transactions during the year involving investment assets of an amount in excess of 5% of the current value of beginning Plan assets.